UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 4)

MEDIAALPHA, INC.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

58450V104
(CUSIP Number)

Robert L. Seelig, Esq. Executive Vice President and General Counsel White Mountains Insurance Group, Ltd. 23 South Main Street, Suite 3B Hanover, New Hampshire 03755-2053 Telephone: (603) 640-2200
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

May 7, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
WHITE MOUNTAINS INSURANCE GROUP, LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
900,000

	8	SHARED VOTING POWER
16,956,614 (1)

	9	SOLE DISPOSITIVE POWER
900,000

	10	SHARED DISPOSITIVE POWER
16,956,614 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,856,614 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
32.9% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

(1) White Mountains Insurance Group, Ltd. (“White Mountains”) directly holds 900,000 shares of Class A Common Stock, par value $0.01 per share (each, a “Class A Share”) of MediaAlpha, Inc., a Delaware corporation (the “Issuer”), and following the consummation of the sale of 5,000,200 Class A Shares by WM Hinson (Bermuda) Ltd. in an underwritten public offering as described herein (the “Offering”), is the indirect beneficial owner of 16,956,614 Class A Shares directly held by its wholly owned direct subsidiary, WM Hinson (Bermuda) Ltd. as presented herein.

(2) The calculation is based on 51,579,274 Class A Shares issued and outstanding as of April 30, 2024, as reported on the Issuer’s Quarterly Report on Form 10-Q (“Form 10-Q”) filed with the Securities and Exchange Commission (the “Commission”) on May 2, 2024 and reflects the exchange of 2,669,800 Class B Common Stock, par value $0.01 per share (the “Class B Shares” and together with the Class A Shares, the “Common Shares”) of the Issuer for Class A Shares in connection with the consummation of the Offering by shareholders of the Issuer other than the White Mountains and WM Hinson (Bermuda) Ltd. White Mountains does not beneficially own any Class B Shares, and, as a result, the calculation does not assume the exchange of any Class B Shares for Class A Shares.

1	NAMES OF REPORTING PERSONS
WM HINSON (BERMUDA) LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
16,956,614 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
16,956,614 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,956,614 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.3% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) WM Hinson (Bermuda) Ltd. (“WM Hinson”) is a wholly owned direct subsidiary of White Mountains. Following the consummation of the sale of 5,000,200 Class A Shares by WM Hinson in the Offering as described herein, WM Hinson directly holds 16,956,614 Class A Shares.

(2) The calculation is based on 51,579,274 Class A Shares issued and outstanding as of April 30, 2024, as reported on the Issuer’s Form 10-Q filed with the Commission on May 2, 2024 and reflects the exchange of 2,669,800 Class B Shares for Class A Shares in connection with the consummation of the Offering by shareholders of the Issuer other than White Mountains and WM Hinson. WM Hinson does not beneficially own any Class B Shares and, as a result, the calculation does not assume the exchange of any Class B Shares for Class A Shares.

Explanatory Note

This Amendment No. 4 (this “Amendment No. 4”) to the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on June 30, 2023 (as amended and supplemented from time to time, this “Schedule 13D”) is being filed jointly by White Mountains Insurance Group, Ltd. (“White Mountains”) and WM Hinson (Bermuda) Ltd. (“WM Hinson” and, together with White Mountains, the “Reporting Persons”) with respect to the Class A Common Stock, par value $0.01 per share (the “Class A Shares”), of MediaAlpha, Inc., a Delaware corporation (the “Issuer”) beneficially owned by the Reporting Persons.

The purpose of this Amendment No. 4 is to reflect the sale of 5,000,200 Class A Shares beneficially owned by the Reporting Persons in an underwritten public offering (the “Offering”).

Except as set forth below, all Items of this Schedule 13D remain unchanged. Capitalized terms used in this Amendment No. 4 and not otherwise defined shall have the respective meanings assigned to such terms in this Schedule 13D.

Item 4. Purpose of Transaction.

 Item 4 is amended and supplemented as follows:

On May 7, 2024, the Issuer, certain subsidiaries of the Issuer, WM Hinson and certain other selling shareholders (the “Selling Shareholders”), entered into an underwriting agreement (the “Underwriting Agreement”) with J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC, as representatives of the several underwriters named therein (collectively, the “Underwriters”). Pursuant to the Underwriting Agreement, WM Hinson agreed to sell to the Underwriters 5,000,200 Class A Shares in the Offering (including 652,200 Class A Shares pursuant to the Underwriters’ option to purchase additional shares) at a price of $18.24 per share. The consummation of the sale is expected to occur on May 10, 2024, following which the Reporting Persons will beneficially own 32.9% of the Class A Shares, based on 51,579,274 Class A Shares issued and outstanding as of April 30, 2024, as reported on the Issuer’s Form 10-Q filed with the Commission on May 2, 2024 and the exchange of 2,669,800 Class B Shares for Class A Shares in connection with the consummation of the Offering by shareholders of the Issuer other than the Reporting Persons. The purpose of the sale by WM Hinson was to monetize a portion of the Reporting Persons’ ownership interest in the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended and supplemented as follows:

The information set forth in Item 4 of this Amendment No. 4 is hereby incorporated by reference in this Item 6.

In connection with the Offering, each of the Reporting Persons entered into a customary lock-up agreement (the “Lock-Up Agreements”) pursuant to which, subject to certain exceptions, each of the Reporting Persons agreed not to offer, sell or transfer any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares (collectively with the Common Shares, the “Lock-Up Shares”), or enter into any hedging, swap or other arrangement or transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Shares, without the prior written consent of the Underwriters for a period of 60 days from May 7, 2024 (the “Restricted Period”).

In addition, each of the Reporting Persons agreed that, without the prior written consent of the Underwriters, it will not, during the Restricted Period, make any demand for or exercise any right with respect to, the registration of the Lock-Up Shares.

As a result of the sales by the Selling Shareholders in the Offering, the Principal Stockholders (as defined in the Stockholders’ Agreement) will no longer own a majority of the issued and outstanding Common Shares. As a result, the Issuer will cease to qualify as a “controlled company” for purposes of the stock exchange rules and the Reporting Persons, as the holders of Class A Shares representing a Majority in Interest of the Principal Stockholders, will no longer have a consent right over the following actions of the Issuer pursuant to the Stockholders’ Agreement: (i) change in control transactions; (ii) acquiring or disposing of assets or entering into joint ventures with a value in excess of $20 million; (iii) incurring indebtedness in an aggregate principal amount in excess of $20 million; (iv) authorizing or issuing equity securities of the Issuer or its subsidiaries other than pursuant to any approved equity incentive plans or arrangements or pursuant to the exchange agreement; (v) initiating any liquidation, dissolution, bankruptcy or other insolvency proceeding involving the Issuer or any of the Issuer’s significant subsidiaries; (vi) making any material change in the nature of the business conducted by the Issuer or its subsidiaries; (vii) engaging in certain transactions with affiliates (provided that the consent of the interested stockholder would not be required); (viii) increasing or decreasing the size of the Issuer’s board of directors; (ix) authorizing Intermediate Holdco, as managing member of QL Holdings LLC, to approve or take certain actions; and (x) electing to deliver cash consideration in connection with an exchange under the exchange agreement.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2024

WHITE MOUNTAINS INSURANCE GROUP, LTD.

By:	/s/ Robert L. Seelig
	Name:	Robert L. Seelig
	Title:	Executive Vice President and General Counsel

WM HINSON (BERMUDA) LTD.

By:	/s/ John G. Sinkus
	Name:	John G. Sinkus
	Title:	Vice President